UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Presentation of Results – 2Q12” dated on July 25, 2012.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	July 25, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director



Results 2Q12.

Telefônica Brasil S.A.
07.25.2012

Agenda

01

Operating Performance



01

Highlights of the Quarter

Quality Improvement	▪ Delivering superior quality and **improving fixed customer satisfaction after the rebranding**
Mobile Market Share	▪ **Strengthening position in post paid** with a rational and consistent approach
Mobile Service Revenue	▪ **Accelerated annual growth** even with MTR reduction
EBITDA Margin	▪ **EBITDA Margin of 37.5%** even in the face of integration process and commercial activity during the quarter
Strategic Highlights	▪ With quality and customer satisfaction as our focus, **we built 5 pillars to guide our strategy**

01

We kept strengthening the quality of the fixed operation to support our improved perception after the rebranding

Fixed Attendance Index – IDA



82,6
80,1
69,3
66,4
jan/11
apr/11
jul/11
oct/11
jan/12
apr/12
Telefônica
Embratel
GVT
Oi

Vivo became leader in fixed IDA and satisfaction of fixed services one month after the rebranding

Fixed Anatel Complaints Ranking



-26% yoy
jan/11 feb/11 mar/11 apr/11 may/11 jan/12 feb/12 mar/12 apr/12 may/12
Fixed Complaints

Individual Fixed CSI



jan/12
fev/12
mar/12
abr/12
mai/12
GAP
ISC Concorrência
ISC Vivo

Source: Teleco.

01 Even in face of a more selective market approach, growth in accesses during the quarter remained strong


Accesses
Million
14.5%
0.9%
YoY
-0.9%
18.2%
79.3
90.0
90.9
15,3
15,3
15,1
64,0
74,8
75,7
2Q11
1Q12
2Q12
Mobile
Fixed1


Net Additions
Thousand
+25%
1,942
2,422
93
920
173
1.068
(46)
32
557
1.600
379
(32)
(114)
2Q11
2Q12
Fixed Voice
Fixed Broadband
Mobile Postpaid
Pay TV
Additional Prepaid disconnections
Mobile Prepaid

1 Includes fixed voice, fixed broadband and pay TV.
Source: Anatel.

01 In the mobile business, Telefônica Brazil strengthened its position in post paid while reducing cost of acquisition



Mobile Accesses
Million
18.2%
1.3%
YoY
64.0
74.8
75.7
14,2
16,6
17,2
49,8
58,2
58,5
20.6%
17.5%
2Q11
1Q12
2Q12
Prepaid
Postpaid



Mobile Market Share
%
29.5%
36.1%
42.5%
29.6%
36.6%
45.3%
32.2%
2Q11
2Q12
Blended
Postpaid
Broadband



SAC
R$
-4.2%
-20.0%
51.8
61.9
49.6
2Q11
1Q12
2Q12

Source: Anatel.

01 Our plans and promotions keep delivering leading results

ARPU
R$


-7.0%
-2.0%
YoY
23.6
22.4
21.9
5,9
6,0
6,0
17,7
16,4
15,9
1.3%
-10.4%
2Q11
1Q12
2Q12
Voice
Data

Harvesting Prepaid Growth


12%
13%
16%
19%
18%
7%
10%
17%
23%
24%
2Q11
3Q11
4Q11
1Q12
2Q12
Δ% prepaid customers - YoY
Δ% of recharge - YoY

ARPU excluding MTR effect
R$


-4.6%
-0.4%
23.6
22.6
22.5
1Q11
1Q12
2Q12

- ***Vivo Sempre driving high growth in recharges***
- ***Limited ARPU dilution due to our new offer and quality of customer base***

01 In the fixed side fiber adoption is the highlight.

Voice and Fixed Broadband Accesses
Million


-0.8%
-0.6%
YoY
7.1%
-3.2%
14.6
3.5
11,1
14.6
3.7
10,9
14.5
3.7
10,8
2Q11
1Q12
2Q12
Fixed Accesses
Fixed Broadband

Fiber to the Home Net Additions
Thousand


4,7
5,0
9,2
20,6
20,4
17,8
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

And corporate performance is consistently improving.

Corporate Net Additions evolution


+36%
2Q11
2Q12
Fixed Voice
+20%
2Q11
2Q12
Fixed Broadband
+71%
2Q11
2Q12
Mobile

01

Strong profitability in the quarter driven by rational commercial approach and early results of the integration.

R$ million	2Q12	2Q11	Δ% YoY
Net Operating Revenue	8,243.5	8,260.9	-0.2%
Total Net Operating Service Revenue	8,075.0	7,999.0	1.0%
Wireless Service Revenue	4,959.7	4,470.4	10.9%
Wireline Service Revenue	3,115.3	3,528.5	-11.7%
Net Handset Revenue	168.5	261.9	-35.7%
EBITDA	3,092.9	3,062.7	1.0%
EBITDA Margin	37.5%	37.1%	+0.4 p.p.
Net Result	1.085.5	1,149.4	-5.6%

02

Financial Performance



Mobile net revenue maintained accelerated growth even in the face of MTR reductions in the quarter


Mobile Net Service Revenue
R$ Million
10.9%
0.7%
YoY
21.0%
-9.1%
15.2%
4,470
4,924
4,960
1.117
1.037
2.301
1.318
985
2.600
1.351
942
2.650
2Q11
1Q12
2Q12
32.5%
33.5%
33.6%
Access and Usage
Network Usage
Data and VAS
% Data/Mobile Outgoing Revenue

In order to simplify the analysis the chart does not include 'Other Revenues'.


Mobile Net Service Revenue
Δ% YoY
54.1%
56.6%
59.3%
59.2%
60.2%
13.83%
13.84%
10,3%
12,0%
13,9%
12,8%
10,9%
2Q11
3Q11
4Q11
1Q12
2Q12
MTR impact
%Mobile Service Rev./Total Revenue
YoY growth excluding MTR impact

Data and VAS revenue continue to be the main driver of revenue growth and already accounts for around 27% of mobile net service revenue

Data and VAS Revenue
R$ Million


21.0%
2.5%
YoY
21.8%
15.8%
28.9%
1,117
1,318
1,351
173
583
361
208
664
446
211
675
465
2Q11
1Q12
2Q12
Messaging P2P
Internet
Other

% Data/Mobile Net Service Revenue


22,5%
25,0%
25,7%
26,2%
26,8%
27,2%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

SMS P2P Revenue
R$ Million


+29%
361
407
473
446
465
2Q11
3Q11
4Q11
1Q12
2Q12

02

Decrease in wireline revenues mainly driven by non recurrent events



Wireline Net Revenue
R$ Million
-11.7%
-2.9%
YoY
-13.5%
-1.8%
-16.3%
3,528
277
1.056
2.196
3,209
237
1.050
1.922
3,115
239
1.038
1.839
2Q11
1Q12
2Q12
Voice*
Data and Pay TV
Others



Build Up of Variation
%
Q1 12
Corporate& SME Projects seasonality
TVA
Others
Fixed Voice
Q2 12
(4.1%)
(2.1 p.p.)
(2.2 p.p.)
(2.1 p.p.)
(1.2 p.p.)
(11.7%)

1 Includes voice, accesses and network usage.

Consolidated expenses decreased by 1% yoy, affected by non-recurrent events and commercial rationality in the quarter

R$ Million



YoY
-2.0%
-7.4%
-5.3%
5.0%
32.4%
-24.3%
-1%
(5.198)
11
186
22
(78)
(76)
(19)
(5.151)
2Q11
Personnel
Services Rendered
Goods Sold
Selling Expenses
G&A
Other
2Q12

Non recurring events	Personnel	Services Rendered	Goods Sold	Selling Expenses	G&A	Other	2Q12
Reversal of Provision		+ R$244.0					
Rebranding				- R$64.0			
Non strategic assets						+ R$181.6	
YoY adjusted	-2.0%	2.3%	-5.3%	0.9%	32.4%	572.5%	+4.1%

Sustaining consistent recurrent margin in a more competitive landscape

R$ Million


EBITDA
37,1%
34,2%
37,5%
3.063
2.847
3.093
2Q11
1Q12
2Q12
EBITDA
EBITDA Margin


Adjusted EBITDA
35,7%
33,5%
33,1%
2.935
2.783
2.731
2Q11
1Q12
2Q12
Recurrent EBITDA
Adjusted Margin

- **Sale of non strategic assets** in the amount of **R$181.6 million in the 2Q12;**
- Costs related to the **rebranding** in the amount of **R$64.0 million in the quarter;**
- **Reversal of provision** in the amount of **R$244.0 million in the quarter;**

2Q12 EBIT reaches R$1.7 billion and net result of R$1,1 billion

R$ Million

EBIT



1.733
1.529
1.741
2Q11
1Q12
2Q12

Financial Result



2Q11
1Q12
2Q12
(33)
(63)
(66)

Net Result



-5.6%
13.5%
1,149
957
1,086
2Q11
1Q12
2Q12

Net Result Build-up



1.149
30
(23)
(33)
(38)
1.086
2Q11
EBITDA
D&A
Financial Result
Taxes
2Q12

02 Higher capex execution in the quarter focused on network expansion, integration and quality

R$ Million


Capex
13,9%
12,6%
1.038
812
1.144
2Q11
2Q12
Licenses
% Capex*/Net Operating Revenues
*excluding licenses


Gross Debt
-4.0%
-7.4%
5,721
5,928
5,492
67%
76%
81%
33%
24%
19%
2Q11
1Q12
2Q12
Short Term
Long Term


Net Debt
-1.2%
19.4%
3.214
2.658
3.174
2Q11
1Q12
2Q12

03

Strategic Highlights



03

Market context: Our view on key trends affecting the Brazilian market

Key trends observed in the market . . .	. . . confirm our long-term strategy
▪ Increasingly demanding customers, both in residential and corporate	▪ **Customized care and customer-centric offers and servicing models**
▪ Intensification of price competition	▪ **Focus on quality and loyalty** to attract and retain valuable customers
▪ Acceleration of data and VAS growth	▪ **Investment in "future-proof" solutions, such as Fiber and specially 4G**
▪ Increasing maturity of fixed voice	▪ **Innovative business models** to diversify revenue streams
▪ Pressure in key cost drivers, e.g., labor inflation, regulatory requirements	▪ Proactive efforts to **transform operational model** (e.g., network sharing, self-care)

03 With quality and customer satisfaction as our focus, we rely on 5 pillars to guide our strategy

Unmatched quality and customer satisfaction

1. To provide an unique and integrated VIVO experience to each customer
2. To strengthen our convergent infrastructure focusing on quality
3. To continue fostering profitable growth
4. To drive innovation and capture new opportunities
5. To transform our operational model

1. To provide a unique and integrated VIVO experience to each customer

	Highlights
Vivo Valoriza: our new loyalty program	▪ Relationship program (launched in June/12) ▪ Segment customer per total value (e.g., fixed+ mobile+ data+ tv) ▪ Improved satisfaction index
Unified view of customers	▪ First operator in Latam with unified view on customers ▪ Evolution on customer intelligence
Consistent brand experience at all touch points	▪ Super stores ▪ Online channels ▪ IVRS (Interactive Voice Response System)

Integrated since April/12

Key objectives

- Offer a unique customer experience
- Increase loyalty and satisfaction
- Increase share of wallet

2. To strengthen our convergent infrastructure focusing on quality


Superior technology
Strong network to support data growth
IT excellence
Convergence
Flexibility
Efficiency

- 3G + HSPA+ (absolute leader in national coverage)
- Guaranteed evolution in 4G (20+20Mz national spectrum)
- FTTH coupled with IPTV/OTT

- Strong national backbone
- Solid backhaul
- Only operator with all mobile spectrum frequencies

- Online company / multichannel
- Unified Business Intelligence (Data warehouse / CRM)
- Convergent billing/front office systems
- New "state of the art" data center (to support robust business growth for the next 10 years)

3. To continue fostering profitable growth

Keep momentum in mobile growth





Protect our value in fixed services

Consolidate leadership in Corporate



3. To continue fostering profitable growth

Keep momentum in mobile growth

Increasing differentiation for postpaid with enhanced offers

Post-paid market share


36,1%
36,6%
Q2 11
Q2 12

smartvivo

Vivo Smartphone Ilimitado

Vivo Você Ilimitado

+



Internet Móvel

+

Launched in June/12

International roaming offers



New attractive offers to complement our portfolio for the prepaid market

Pre-paid data packages


4x
Q2 11
Q2 12

On-net local and national call



R$0,05 / minute

+

Text Message on-net and off-net



R$0,05 / SMS

- Affordable SMS to all operators

+

To be Launched

Prepaid Internet access



R$9,90 / month
(200MB/month)

- Flexibility in usage
- Best price/day

3. To continue fostering profitable growth

Protect our value in fixed services

Improving quality and satisfaction with fixed services

Leader in Fixed IDA[1]




PROMOÇÃO FAVORITOS
Chegou o Combo 3 em 1 da Vivo

Cross-selling promotions leveraging on community and quality

Driving Fiber adoption to promote loyalty and ARPU increase

- **2/3 of fiber net adds** in Q212 coming from copper
- **Lowest churn** in the market
- **Enhanced ARPU** through bundling
- **Reducing Cost per add**


2/3


-52%
BB mkt avg.
Vivo Fiber


2x
Voice
Voice +Fiber +TV


-16%
Q211
Q212

1 Customer Attendance Index
Source: internal analysis; Companies results release.

03

3. To continue fostering profitable growth

Consolidate leadership in Corporate

Focus on new products & Innovation…

- **Software as a service (App store):** partnerships with key market players (e.g., Office 365)
- **Vivo Cloud Plus (hosting):** enhanced competitiveness for large corporate and growing penetration on the SME segment
- **Vivo Box:** mobile internet to SMEs offering Wi-fi services on the move (e.g., Wi-fi on Transportation)

… driving growth and loyalty in Corporate

- 65% share of Push-to-Talk new adds in Q2 2012



35%
65%

- 3x year-over-year growth in M2M new adds



+3x
2Q11
2Q12

- 3.5x year-over-year growth in Ultra Broad Band new adds



+3.5x
2Q11
2Q12

4. To drive innovation and capture new opportunities

We leverage on our ability to build and grow partnerships

New businesses revenues


+71%
+65%
2010
2011
2012

Enhanced VAS loyalty


-3 p.p
No VAS churn
VAS user churn

...by reinforcing new sources of revenues

M2M

- M2M solutions for the corporate customers like tracking, telemetry and security



Financial Services

- Co-branded Card Vivo, Prepaid cards,M-Wallet, NFC Pilot, Insurance products…



Education

- E.g., Kantoo: application for teaching languages (English, Spanish, Italian and French) through videos, images, texts and audios, already with more than 3 million subscribers

Kantoo

e-Health

- Provides guidance on preventive health and well being, connecting our customers with nurses on duty 24 hours/day, 7 days a week to answer questions



5. To transform our operational model

Optimize customer management

- Self care
- Own stores productivity
- Stringent disconnection policy

Drive network efficiency

- Tower sharing
- Backbone and backhaul sharing partnerships
- Continuous analysis of other network sharing models, e.g., 4G, RAN sharing

Enhance IT infrastructure

- Virtualization / private cloud
- Unified Data center
- Unified billing infrastructure

Create a culture of excellence

- Customer and quality-centric
- Innovation driven
- Agile

These operational improvements deliver on the announced synergies and will take our efficiency to the next level

Update on integration progress

The integration is a reality…

- Vivo Valoriza
- Brand unification
- Convergent network
- Increasing customer satisfaction

… and implementation of our key priorities is well underway

- Unified billing
- Integrated CRM
- Competitive IPTV offer
- Expansion of FWT outside SP
- 4G acquisition

Quality is and will continue to be the driving force behind our strategy, with leadership in mobile and fiber as our objectives

03

Disclaimer

This presentation may contain forward-looking statements concerning future prospects and objectives regarding growth of the subscriber base, a breakdown of the various services to be offered and their respective results. The exclusive purpose of such statements is to indicate how we intend to expand our business and they should therefore not be regarded as guarantees of future performance

Our actual results may differ materially from those contained in such forward-looking statements, due to a variety of factors, including Brazilian political and economic factors, the development of competitive technologies, access to the capital required to achieve those results, and the emergence of strong competition in the markets in which we operate

Telefônica | vivo